SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated July 26, 2021, filed by the Company with the Bolsas y Mercados Argentinos and the Comisión Nacional de Valores.

By letter dated July 26, 2021, IRSA Propiedades Comerciales S.A. (“the Company”) informs that FIX SCR S.A. Risk Rating Agent (affiliate of Fitch Ratings), has decided to raise the rating of the Company's Notes as detailed below:
- Issuer Rating: AA (arg)
- Series 2 Notes for up to USD 472 MM maturing in March 2023: AA(arg)

Likewise, the rating report is published on the risk rating agent website.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

July 26, 2021	By:	/s/ Saúl Zang
Saúl Zang
Responsible of Relationships with the markets